Z SEVEN FUND, INC.

July 24, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: John Ganley, Senior Attorney

Re: Request for Accelerated Effective Date for

       Z SEVEN FUND, INC. (the “Fund”)

(Reg. No. 333-141200 and ICA No. 811-03877)

Dear Mr. Ganley:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Fund and Aquarius Fund Distributors, LLC, the distributor of the Fund, hereby jointly and respectfully request that the Registration Statement of the Trust on Form N-1A/A filed on even date herewith be declared effective on Wednesday, July 25, 2007 or as soon as practicable thereafter.  The reason for this request is to permit the Fund to commence operations as an open-end Fund by month end.

The Fund hereby acknowledges that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

3.

The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments, please contact Emile Molineaux at 631-470-2616.

Very truly yours,

Z SEVEN FUND, INC.

            AQUARIUS FUND DISTRIBUTORS, LLC

By:        /s/ Emile R. Molineaux

By:        /s/ Brian Nielsen

Name:

Emile R. Molineaux

Name:

Brian Nielsen

Title:

Secretary

Title:

President